February 10, 2025

Boipelo Lekubo
Financial Director
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1759

       Re: Harmony Gold Mining Company Limited
           Form 20-F For Fiscal Year Ended June 30, 2024
           File No. 001-31545
Dear Boipelo Lekubo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F For Fiscal Year Ended June 30, 2024
Item 4. Information on the Company, page 65

1. Please confirm that you will revise your summary resource table on page 65 to include the point of reference in which your resources were calculated as required by Item
       1303(b)(2)(v) of Regulation S-K.

       Additionally please confirm that you will revise your Wafi-Golpu resource tables beginning on page 149 and Eva Copper resource table on page 155 to include the point of reference as required by Item 1304(d)(1) of Regulation S-K.
Item 5. Operating and Financial Review and Prospects
Reconciliation of Non-GAAP Measures, page 168

2.     We note you consider Operating Free Cash Flow as    a metric to assess
profitability,
       but the label suggests it is a liquidity measure. Further to this, the disclosure on page
       168 indicates that this non-GAAP measure is    determined as revenue
after deducting
 February 10, 2025
Page 2

       cash costs, capital expenditure, non-cash adjustments (consideration from streaming
       contract) and the impact of run-of-mine (   ROM   ) costs.    However,
it appears that the
       reconciliation to Total Operational Free Cash Flows presented on page 170 differs from this description. Tell us how the reconciliation is consistent with the description of this measure. Please revise to clarify the nature of the measure and, if it is a liquidity measure, disclose how it provides useful information to investors and reconcile Operating Free Cash Flow to net cash provided by operating activities (i.e.,
       Cash generated by operating activities per page F-10). Alternatively, if Operating Free
       Cash Flow is a performance measure, tell us how you determined it is appropriate to identify it as Operating Free Cash Flow and explain why there are cash-based adjustments in the calculation of the performance measure. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item
       10(e)(1)(i) of Regulation S-K and Question 100.05 of the Non-GAAP
Financial
       Measures Compliance & Disclosure Interpretations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding the engineering comments.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation